Outdoor Playground, Inc.



ANNUAL REPORT

12323 Landale Street

Studio City, CA 91604

(310) 922-8373

https://monsterbass.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Outdoor Playground, Inc., DBA MONSTERBASS® connects millions of anglers across the USA through the sport that they all love – fishing... and we do so through our website, our content, our products & our subscription boxes.

Since our inception, we've generated more than $20 million in sales, shipped more than 10 million baits and built a community of passionate people who share a love for fishing! We're on a mission to unleash the MONSTERBASS® within you and bring the thrill of the great outdoors straight to your doorstep with our customizable and convenient subscription boxes. Each month you'll receive hand-selected, region-specific fishing tackle curated by our team of expert anglers. But that's not all – we go the extra mile to ensure you have everything you need for a fun and successful day on the water... including the right gear, pro tips, instructional videos & soon a mobile app that allows you to put your skills to the test!

As a B2C and B2B digital consumer brand, MONSTERBASS® has mastered the art of catering to fishing enthusiasts through our omnichannel sales strategy. Our revenue streams flow from individual eCommerce purchases, to subscription-based products, as well as a B2B retail strategy to ensure a consistent and growing customer revenue base.

Outdoor Playground, Inc. was originally formed as Outdoor Playground LLC in CA on January 09, 2019, and converted to Outdoor Playground, Inc., a DE Corporation on August 3, 2021.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2022 was $3,497,438.25 compared to $3,166,264.35 in fiscal year 2023.

Revenue declined from $3,497,438.25 in 2022 to $3,166,264.35 in 2023. The company reported that revenue declined due to COVID-related supply chain issues and a decline in retail sales throughout the entire recreational fishing market. As a whole, the recreational fishing market declined in 2022 & 2023, however, it appears to be primed for a comeback in 2024.

Cost of sales

Cost of Sales for fiscal year 2022 was $2,449,303.70 compared to $1,575,260.49 in fiscal year 2023.

Cost of Sales decreased from $874,043.21 from 2022 to 2023 (raw materials, shipping, etc.) due to better pricing and cutting unnecessary COGS.

Gross margins

Gross margins for fiscal year 2022 were $1,048,134.55 compared to $1,591,003.86 in fiscal year 2023.

Gross Margin increased by $542,869.31 from 2022 to 2023.

Expenses

Expenses for fiscal year 2022 were $2,285,440.40 compared to $1,629,312.63 in fiscal year 2023.

Expenses decreased from $2,285,440.40 in 2022 to $1,629,312.63 in 2023. The company made budget cuts, and priced out better services and lowered shipping cost.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our ongoing efforts to optimize the business.

Last year, we reorganized our team, reprioritized our business initiatives, and laid out our strategy to reaccelerate revenue growth by investing in content, community growth, and engagement, improving our direct-response advertising business, and diversifying the sources of our revenue. While we are still far from achieving the revenue growth to which we aspire, we believe that the momentum we have established in community growth and content engagement are significant improvements that are generating a return on investment.

We believe this will have a positive effect on future cash flow.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $156,438.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Maximus Outdoors

Amount Owed: $45,000

Interest Rate: 3.0%

Maturity Date: December 31, 2025

Creditor: SBA EIDL Loan

Amount Owed: $149269

Interest Rate: 3.75%

Maturity Date: June 01, 2050

Creditor: SBA7a Cadence Bank

Amount Owed: $282829

Interest Rate: 6.0%

Maturity Date: December 08, 2031

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Richard Patri

Richard Patri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, and Director

Dates of Service: January, 2019 - Present

Responsibilities: Rick oversees all operations of the company and currently receives annual salary compensation of $240,000.

Name: Michael Jones

Michael Jones's current primary role is with Science Inc.. Michael Jones currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2019 - Present

Responsibilities: Board Member. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Coozie Outdoors

Title: Board Member

Dates of Service: January, 2019 - January, 2020

Responsibilities: Board Member

Other business experience in the past three years:

Employer: CarBlip

Title: Board Member

Dates of Service: September, 2017 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: SpringRole, Inc.

Title: Board Member

Dates of Service: January, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: pray.com

Title: Board Member

Dates of Service: January, 2017 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: PlayVS

Title: Board Member

Dates of Service: June, 2017 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Protego Trust

Title: Board Member

Dates of Service: January, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Mammoth Media

Title: Board Member

Dates of Service: August, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Scopely

Title: Advisor

Dates of Service: August, 2011 - Present

Responsibilities: Advisor

Other business experience in the past three years:

Employer: Liquid Death Mountain Water

Title: Board Member

Dates of Service: February, 2019 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Science Inc.

Title: CEO

Dates of Service: October, 2011 - Present

Responsibilities: CEO

Name: David Grillo

David Grillo's current primary role is with Stillwater Property Group. David Grillo currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2023 - Present

Responsibilities: Board Member. David does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Stillwater Property Group

Title: CEO

Dates of Service: January, 2000 - Present

Responsibilities: Oversee operations of the company.

Name: Rochelle Mitchell

Rochelle Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Finance and Principal Accounting Officer

Dates of Service: May, 2019 - Present

Responsibilities: Oversees bookkeeping and finance-related matters. Rochelle does not currently receve salary compensation for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: The Richard Scott Patri Revocable Trust

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 43.8

RELATED PARTY TRANSACTIONS

Name of Entity: Rick Patri

Relationship to Company: Officer

Nature / amount of interest in the transaction: Personal credit card transaction for business expenses.

Material Terms: no interest and paid monthly in full

Name of Entity: Rochelle Mitchell

Relationship to Company: Finance Manager

Nature / amount of interest in the transaction: Personal credit card use for business transactions.

Material Terms: No interest and paid in full each month.

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,194,173 outstanding.

Voting Rights

One Vote Per Share. Please see Voting Rights of Securities Sold in this Offering for additional information below.

Material Rights

The amount outstanding includes 2,500,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 421,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights

Holders of Preferred Stock will have certain liquidation preferences. Please see Exhibit F for complete details.

Protective Provisions

Holders of Preferred Stock will have certain protective rights. Please see Exhibit F for complete details.

Conversion Rights

Holders of Preferred Stock will have certain conversion rights. Please see Exhibit F for complete details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our fishing subscription box. Delays or cost overruns in the development of our fishing subscription box and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark "MONSTERBASS", and 10 Internet domain names. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Outdoor Playground, Inc.

By   /s/ *Rochelle Mitchell*

     Name: <u>Outdoor Playground Inc</u>

     Title: Finance Manager

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Outdoor Playground Inc was formed on August 2nd, 2021 ("Inception") in the State of Delaware. The financial statements of Outdoor Playground (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Studio City, California 91604.

MONSTERBASS® is an Outdoor Playground brand that's redefining fishing fun. As a community of passionate people who share a love for fishing, we're on a mission to unleash the MONSTERBASS within you and bring the thrill of the great outdoors straight to your doorstep with our customizable and convenient subscription boxes. You'll receive hand-selected, region-specific gear curated by our expert team of bass fishermen. But that's not all – we go the extra mile to ensure you have everything you need for a fun and successful fishing trip, including proper tools and educational resources like instructional videos. We believe there's a little MONSTERBASS in all of us and we seek to bring the freedom of the outdoors to you. Our mission is to celebrate our love for fishing and the great outdoors by helping our community become better anglers & have more fun every time we hit the water.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of input that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from their online store and platform when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,330,187 shares of our common stock with par value of $0.53 As of April 3rd, 2025, the company has currently issued 20,000,000 shares of our common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through December 31, 2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Richard Patri, the Chief Executive Officer of Outdoor Playground Inc. hereby certify that the financial statements of Outdoor Playground Inc and notes thereto for the periods ending 2023 (first Fiscal Year End of Review) and 2024 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $3,167,952; taxable income of $-899,030 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/03/2025.

Rick Patri
_____ (Signature)

_CEO_____ (Title)

__4/3/2025_____ (Date)

UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
Outdoor Playground, Inc.
a Delaware Corporation

The undersigned, being all of the directors of Outdoor Playground, Inc. a Delaware corporation (the "Company"), pursuant to Del. Code Ann. Title 8 § 141 hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Board of Directors held for this purpose.

WHEREAS, it has been proposed that the Company sell and offer up to $5,000,000 in Common Stock (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

Regulation Crowdfunding Offering

WHEREAS, it has been proposed that the Company sell and offer up to $5,000,000 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a subscription agreement by and among the Company and the investors party thereto (the "Subscription Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Board (the "Memorandum");

WHEREAS, it has been proposed that the Company shall attach a voting proxy to the Securities, whereby the investors in the Offering will grant their votes by Proxy to the CEO;

WHEREAS, the Board has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

WHEREAS, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, have an independent certified public accountant conduct a financial review and enter into agreements with a transfer agent and an escrow agent;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the Memorandum, the Subscription Agreement and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof;

Subscription Agreement

RESOLVED, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each director of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Securities for a price of $0.53 per Security payable as set forth in the Subscription Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the "Authorized Officers") be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof , approve, and cause the Company to perform its obligations thereunder.

Uncertificated Securities

RESOLVED, that the Securities shall be uncertificated and the Authorized Officers shall record the investor name, address and number of Securities held by each purchaser on the Company's books and records (including books and records kept in digital form online). In the event a holder requests a written record of their investment within a reasonable time, the Authorized Officers are authorized to prepare and deliver a written notice setting forth the holder's name, the amount of Securities held and any restrictions on the transfer or registration of said Securities imposed by the Certificate of Incorporation, the Company's bylaws and the Subscription Agreement or by law or regulation.

Amendments to the Company's Bylaws

WHEREAS, Article 2 Section 7 of the Bylaws of the Company as adopted on January 24th, 2025 provide that shares of the Company shall be in certificated form and the issuance of certificates is not contemplated in the Offering;

RESOLVED, that the amendments to the Company's Bylaws set out in the Certificate of Amendment attached hereto as Exhibit B, be, and hereby are, authorized and that the Authorized Officers are authorized to effect such amendment.

Filing of the Form C

RESOLVED, that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

Online Portal

RESOLVED, that StartEngine Primary LLC (" StartEngine") shall be engaged to provide the online portal required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Start Engine in connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of ____April 3_____, 2025

Rick Patri
_____
Name:

_____
Name:

_____
Name:

EXHIBIT A
SUBSCRIPTION AGREEMENT
[see attached]

CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
Outdoor Playground, Inc.

The undersigned, who is the acting Secretary of Outdoor Playground, Inc., a Delaware corporation (the "Company"), does hereby certify, as follows:

1. Section 1 of Article 7 of the Bylaws of the Company was amended, by unanimous written consent of the Board, on January 24th, 2025, to read in its entirety, as follows:

   "Section 1. <u>Certificate of Shares</u>. Shares of the corporation's stock may be certified or uncertified, as provided under Delaware law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

   Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

2. Section 2 of Article 7 of the Bylaws of the Company was amended, by unanimous written consent of the Board, on January 24th, 2025, to read in its entirety, as follows:

   "Section 2.. <u>Lost Certificates</u>. Except as provided in this Article 7 Section 2, no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares."

3. The foregoing amendments to the Bylaws of the Corporation have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.

The undersigned has executed this Certificate as of January 24th, 2025

_____

Name / Title

Outdoor Playground: MONSTERBASS

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,180.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,700.00
Deposit-Purchase Order	33,860.90
Inventory Asset	359,729.39
Accounts Payable (A/P)	-107,197.45
Credit Cards:Amex87005	-68,954.58
Credit Cards:Brex 0172	-72,094.90
Credit Cards:Chase 8439	15,035.68
Credit Cards:Visa 5184	37,959.74
Credit Cards:Visa0270	-10,677.98
Direct Deposit Payable	0.00
Loans:Maximus Outdoors Loan	84,000.02
Loans:On Deck	0.00
Loans:Quickobooks Capital	-35,150.84
Loans:SBA	-17,628.04
Loans:SBA 7a	-27,987.76
Loans:Shopify Loan	0.00
Payroll Liabilities:AL Income Tax	-2,749.27
Payroll Liabilities:AL Unemployment Tax	-46.25
Payroll Liabilities:CA PIT / SDI	-948.24
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	2,893.31
Payroll Liabilities:Federal Unemployment (940)	-12.00
Payroll Liabilities:TN Quarterly Taxes	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	191,731.73
Net cash provided by operating activities	**$142,551.32**
INVESTING ACTIVITIES	
Website Development	-7,925.00
Net cash provided by investing activities	**$ -7,925.00**
FINANCING ACTIVITIES	
Loan from Shareholders	96,961.21
Executive pay	-10,000.00
Opening Balance Equity	3,571.90
Retained Earnings	-305,123.43
Net cash provided by financing activities	**$ -214,590.32**
NET CASH INCREASE FOR PERIOD	**$ -79,964.00**
Cash at beginning of period	279,364.05
CASH AT END OF PERIOD	**$199,400.05**

Outdoor Playground: MONSTERBASS

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
OLD Outlet Bait Checking (9167)	0.00
Outdoor INC Checking (1203)	151,391.31
Outdoor INC Savings (7944)	25,746.04
Outdoor LLC Checking (0860)	0.00
Outdoor LLC Savings (8971)	0.00
Outlet Bait Checking (7065)	22,262.70
PayPal Bank	0.00
Total Bank Accounts	**$199,400.05**
Accounts Receivable	
Accounts Receivable (A/R)	-1,700.00
Total Accounts Receivable	**$ -1,700.00**
Other Current Assets	
Allowance for Doubtful Account	0.00
Deposit-Purchase Order	24,156.94
Inventory Asset	519,719.61
Inventory Shrinkage	0.00
Inventory Used	0.00
Payroll Corrections	2,072.89
Payroll Refunds	3,914.21
Undeposited Funds	0.00
Total Other Current Assets	**$549,863.65**
Total Current Assets	**$747,563.70**
Other Assets	
Outlet Bait and Tackle	22,000.00
Security Deposits	0.00
Website Development	18,760.00
Total Other Assets	**$40,760.00**
TOTAL ASSETS	**$788,323.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	165,383.72

Outdoor Playground: MONSTERBASS

Balance Sheet

As of December 31, 2023

	TOTAL
Total Accounts Payable	**$165,383.72**
Credit Cards	
Credit Cards	
Amex87005	86,428.81
Brex 0172	55,261.48
Chase 8439	15,095.16
Clearco	0.00
Visa 5184	40,670.55
Visa 7029	0.00
Visa0270	7,752.62
Total Credit Cards	**205,208.62**
Total Credit Cards	**$205,208.62**
Other Current Liabilities	
Direct Deposit Payable	-675.85
Idea Financial LOC	0.00
Loans	
Clearco Loan	0.00
Maximus Outdoors Loan	84,000.02
On Deck	0.00
Quickobooks Capital	0.00
SBA	131,540.96
SBA 7a	301,931.78
Shopify Loan	0.00
SmartBaits Loan	0.00
Wayflyer	0.00
Total Loans	**517,472.76**
Payroll Liabilities	
AL Income Tax	737.42
AL Unemployment Tax	0.00
CA PIT / SDI	-813.52
CA SUI / ETT	0.00
Federal Taxes (941/944)	6,528.95
Federal Unemployment (940)	240.00
TN Quarterly Taxes	0.00
Total Payroll Liabilities	**6,692.85**
Total Other Current Liabilities	**$523,489.76**
Total Current Liabilities	**$894,082.10**

Outdoor Playground: MONSTERBASS

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Convertible Note	0.00
Loan from Shareholders	96,961.21
Science Convertible Note	500,000.00
Total Long-Term Liabilities	**$596,961.21**
Total Liabilities	**$1,491,043.31**
Equity	
Executive pay	-250,000.00
Members Equity	499,940.00
Opening Balance Equity	6,047.99
Owner's Investment	200.00
Retained Earnings	-909,727.19
Net Income	-49,180.41
Total Equity	**$ -702,719.61**
TOTAL LIABILITIES AND EQUITY	**$788,323.70**

Outdoor Playground: MONSTERBASS

Profit and Loss

January - December 2023

	TOTAL
Income	
Interest Earned	12.64
Sales	
Amazon	67,787.31
Other Income	-1,700.00
Receivables from Fishbrain	2,759.34
Receivables from Shopify	1,903,110.49
Receivables from Stripe	707,058.35
Receivables from Walmart	116.37
Receivables PayPal	447,761.76
Retail Inventory Sales	39,358.09
Total Sales	**3,166,251.71**
Total Income	**$3,166,264.35**
Cost of Goods Sold	
Cost of Goods Sold	
A-Beginning Inventory	507,947.13
Other Costs of Services - COS	
Bags	2,464.78
Freight In	41,608.20
Labels & Polymailers	199.60
Other-COGS	14,768.10
Sales Tax	9,841.27
Total Other Costs of Services - COS	**68,881.95**
Z-Ending Inventory	-519,228.14
Total Cost of Goods Sold	**57,600.94**
Inventory Purchases	839,694.15
Kitting & Assembly	
Warehouse Supplies	10,772.08
Warehousing Service	134,932.53
Total Kitting & Assembly	**145,704.61**
Shipping, Freight & Delivery - COS	
DHL	464,449.73
Fedex	60,814.42
Shipstation	1,896.35
Stamps.com	778.88
UPS	99.63
USPS	4,221.78
Total Shipping, Freight & Delivery - COS	**532,260.79**
Total Cost of Goods Sold	**$1,575,260.49**
GROSS PROFIT	**$1,591,003.86**

Outdoor Playground: MONSTERBASS

Profit and Loss

January - December 2023

	TOTAL
Expenses	
Advertising & Marketing	
AvantLink	2,918.28
Content Creation	
DEBOS Fishing	11,000.00
Hammer Time Production	12,300.00
James Ly	200.00
Jeff Burlinggame	6,875.00
Jeremy Francis	4,365.00
Michael Meisenheimer	15,000.00
Paul Glass	7,500.00
Ryan Diskin	1,500.00
Travis Manson	4,500.00
Vincent Verdin	400.00
Wilberto Worthington	3,300.00
Wishiwazfishin	1,250.01
Total Content Creation	**68,190.01**
Facebook	199,983.02
GetFondue	18.70
Google	283,267.42
Linktree	90.00
Other	289.03
Post Pilot	3,459.36
Promotional	
Mailer Items	62,226.46
Total Promotional	**62,226.46**
ShareASale	2,200.00
Trade Show	
Lodging	1,600.11
Meals & Entertainment	932.45
Promotional Items	8,097.55
Transportation	1,775.19
Total Trade Show	**12,405.30**
Waypoint Communications, LLC	102.90
Total Advertising & Marketing	**635,150.48**
Auto	
Car & Truck	18,958.51
Fees and Registration	896.00
Parking	170.76
Total Auto	**20,025.27**

Outdoor Playground: MONSTERBASS

Profit and Loss

January - December 2023

	TOTAL
Bank Charges & Fees	
Other	4,489.12
Total Bank Charges & Fees	**4,489.12**
Computer & Internet Fees	5,411.85
Consulting	
Advertise Purple	17,190.95
Bloom	14,370.00
Creating Consulting	52,280.00
David McCullough	11,000.00
Ecom Mail Man	22,000.00
Fisherman's Life	4,200.00
FishonMedia	14,400.00
Jared Fix	6,972.00
Start Engine	100.00
Tactical Marketing Co.	1,500.00
Trailblaze	32,249.00
Total Consulting	**176,261.95**
Contractors	14,000.00
Angela Dzickowski	7,500.00
James Clinton	24,062.45
Raphie Aronowitz	64,750.00
Rebecca Binek	6,315.50
Sarah Bennage	1,275.00
Total Contractors	**117,902.95**
Customer Service and Technology	
Gorgias Inc-Customer Service Software	5,299.08
Total Customer Service and Technology	**5,299.08**
Dues & subscriptions	267.77
Insurance	
General Liability-Intellectual Property	18,469.45
Health	31,828.42
Other	2,863.75
Total Insurance	**53,161.62**
Interest Expense	1,235.21
Interest Paid	62,294.57
Legal & Professional Services	53,644.38
Meals & Entertainment	
Employee Welfare	4,705.88
Total Meals & Entertainment	**4,705.88**
Office Supplies	3,400.40
Other Business Expenses	4,196.43

Outdoor Playground: MONSTERBASS

Profit and Loss

January - December 2023

	TOTAL
Payroll Expenses	
Process Fee	1,301.64
Taxes	25,316.24
Wages	255,104.99
Total Payroll Expenses	**281,722.87**
Postage and Delivery	91.00
Taxes & Licenses	11,311.42
Sales and Use Tax	14,645.00
Total Taxes & Licenses	**25,956.42**
Telephone	3,191.23
Travel	
Transportation	3,227.92
Total Travel	**3,227.92**
Website Expense	
Amped	800.00
Churnbuster	4,188.00
Ecamm	2,479.88
Go Daddy	2,901.33
IPINFO	539.00
Klaviyo	15,379.43
LiveRecover	4,184.31
Other Website Expense	1,395.19
Shopify	91,294.80
Slack	1,349.94
TRELLO	1,072.08
Typeform	450.00
Voyage	33,126.12
Yotpo	8,516.15
Total Website Expense	**167,676.23**
Total Expenses	**$1,629,312.63**
NET OPERATING INCOME	**$ -38,308.77**
Other Income	
Cash Back Rewards - Not Taxable	4,128.36
Total Other Income	**$4,128.36**
Other Expenses	
Executive Compensation	15,000.00
Total Other Expenses	**$15,000.00**
NET OTHER INCOME	**$ -10,871.64**
NET INCOME	**$ -49,180.41**

OUTDOOR PLAYGROUND

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	
Amazon	21,672.04
Other Sales Income	1,622.55
PayPal	252,470.54
Retail	28,302.41
Shopify	1,299,218.04
Stripe	310,245.75
Total Sales	**1,913,531.33**
Total Income	**$1,913,531.33**
Cost of Goods Sold	
Cost of Goods Sold	
Apparel	6,140.00
Freight	24,359.13
Mailer Items	28,360.42
Other Costs of Services - COS	3,512.16
Product Sold	618,728.17
Supplies & materials	-877.53
Warehouse Service	98,273.50
Wharehouse Supplies	4,566.14
Total Cost of Goods Sold	**783,061.99**
Shipping	
DHL	21,930.91
Fedex	264,372.82
Shipstation	319.98
Stamps and USPS	62,112.07
Total Shipping	**348,735.78**
Total Cost of Goods Sold	**$1,131,797.77**
GROSS PROFIT	**$781,733.56**
Expenses	
Advertising & marketing	
AirTable	24.00
Content Creation	
Edward Arthur	2,200.00
Hammer Time	7,920.00
James LoDuca	8,000.00
Jeremy Francis	5,300.00
Michael Meisenheimer	15,000.00
Shane Park Media	6,000.00
Wishiwazfishin	5,000.04
Total Content Creation	**49,420.04**

OUTDOOR PLAYGROUND

Profit and Loss

January - December 2024

	TOTAL
Elevar	2,100.00
Facebook	121,693.79
Google	129,333.79
LinkTree	72.00
Motion Creation Cloud	500.00
Orange Carrot	3,000.00
Other	7,400.00
Post Pilot	896.70
Reddit	3,725.32
Render	22.64
ShareASales	249.80
Trade Shows	9,686.10
Website Expenses	
3PL	417.00
Amped	1,800.00
BOIR.Org	149.00
Churnbuster	2,443.00
Dynamic Web	1,697.37
Ecamm	479.88
GoDaddy	2,078.06
IPINFO	343.00
Klaviyo	14,395.60
Live Recover	3,458.64
Mailchimp	680.00
Other	4,512.68
Shopify	98,110.25
Slack	977.49
StartEngine	2,020.00
Sweepwidget	145.00
Trello	864.92
Typeform	420.00
Yotpo	22,790.08
Total Website Expenses	**157,781.97**
Total Advertising & marketing	**485,906.15**
ask my accountant	0.00
Auto	
Car	5,199.95
Total Auto	**5,199.95**
Business licences	7,055.09
Commissions & fees	850.00
Computer and Internet Fees	4,854.89

OUTDOOR PLAYGROUND

Profit and Loss
January - December 2024

	TOTAL
Consulting	
Bloom-Zero Omega	2,600.00
Creative Consulting	50,400.00
David McCullough	2,000.00
Fisherman's Life George A. Large II	2,318.00
FishonMedia-Jeremy Francis	14,400.00
Jared Fix	9,746.94
Retention	33,000.00
TrailBlaze Media	63,606.19
Total Consulting	**178,071.13**
Contract labor	
Raphie A	39,000.00
Sarah Bennege Morton	1,929.20
Total Contract labor	**40,929.20**
Dues and Subscriptions	540.22
General business expenses	
Bank fees & service charges	3,543.97
Total General business expenses	**3,543.97**
Gorgias Inc-Customer Service Software	7,419.60
Insurance	
Health	28,831.40
Liability insurance	10,205.28
Worker Comp	744.19
Total Insurance	**39,780.87**
Interest paid	
Business loan interest	42,088.95
Credit card interest	2,318.61
Total Interest paid	**44,407.56**
Legal & accounting services	37,760.62
Meals	144.50
Office expenses	3,300.31
Shipping & postage	478.37
Total Office expenses	**3,778.68**
Payroll Expenses	
Payroll Fee	1,783.75
Payroll taxes	27,107.75
Wages	112,447.28
Total Payroll Expenses	**141,338.78**
Taxes paid	11,618.57

OUTDOOR PLAYGROUND

Profit and Loss

January - December 2024

	TOTAL
Travel	
Airfare	2,461.88
Hotels	205.75
Taxis or shared rides	102.18
Total Travel	**2,769.81**
Utilities	
Phone service	4,232.63
Total Utilities	**4,232.63**
Total Expenses	**$1,020,202.22**
NET OPERATING INCOME	**$ -238,468.66**
Other Income	
Cash Back Rewards - Not Taxable	3,621.79
Other income	
Interest earned	5.24
Total Other income	**5.24**
Total Other Income	**$3,627.03**
Other Expenses	
Vehicle expenses	
Parking & tolls	102.00
Vehicle insurance	139.70
Total Vehicle expenses	**241.70**
Total Other Expenses	**$241.70**
NET OTHER INCOME	**$3,385.33**
NET INCOME	**$ -235,083.33**

OUTDOOR PLAYGROUND

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-235,083.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	252,036.87
Accounts Payable (A/P)	-6,350.82
Credit Card:Amex	197,132.28
Credit Card:BofA VIsa 8433	12,159.05
Credit Card:Brex Card Account	-7,154.38
Credit Card:Chase CC (deleted)	-21,855.16
Credit Card:Chase Visa (5176) (5184)	-18,683.64
Credit Card:Visa 0270	-1,241.18
Loans:Maximus Outdoors	-39,000.00
Loans:SBA	149,269.00
Loans:SBA7a	282,829.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**799,141.04**
Net cash provided by operating activities	**$564,057.71**
FINANCING ACTIVITIES	
Maximus GrandeBass Loan	0.00
Science Convertible Note	500,000.00
Shareholder Notes Payable	96,961.21
Executive Pay	-55,000.00
Opening balance equity	-1,148,580.23
Net cash provided by financing activities	**$ -606,619.02**
NET CASH INCREASE FOR PERIOD	**$ -42,561.31**
Cash at beginning of period	198,999.18
CASH AT END OF PERIOD	**$156,437.87**

OUTDOOR PLAYGROUND

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Banking- 7065	6,347.09
Business Checking - 1203	140,116.69
Business Savings- 7944	9,974.09
Total Bank Accounts	**$156,437.87**
Other Current Assets	
Inventory Asset	279,964.71
Total Other Current Assets	**$279,964.71**
Total Current Assets	**$436,402.58**
Other Assets	
Outlet Bait and Tackle	22,000.00
Website Development	18,760.00
Total Other Assets	**$40,760.00**
TOTAL ASSETS	**$477,162.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	148,379.21
Total Accounts Payable	**$148,379.21**
Credit Cards	
Credit Card	
Amex	197,132.28
BofA VIsa 8433	12,159.05
Brex Card Account	48,107.10
Chase Visa (5176) (5184)	21,986.91
Visa 0270	0.00
Total Credit Card	**279,385.34**
Total Credit Cards	**$279,385.34**
Other Current Liabilities	
Loans	
Maximus Outdoors	45,000.00
SBA	149,269.00
SBA7a	282,829.02
Total Loans	**477,098.02**
Total Other Current Liabilities	**$477,098.02**
Total Current Liabilities	**$904,862.57**

OUTDOOR PLAYGROUND

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
Maximus GrandeBass Loan	0.00
Science Convertible Note	500,000.00
Shareholder Notes Payable	96,961.21
Total Long-Term Liabilities	**$596,961.21**
Total Liabilities	**$1,501,823.78**
Equity	
Executive Pay	-55,000.00
Members Equity	499,940.00
Opening balance equity	-1,063,093.44
Retained Earnings	-171,424.43
Net Income	-235,083.33
Total Equity	**$ -1,024,661.20**
TOTAL LIABILITIES AND EQUITY	**$477,162.58**

CERTIFICATION

I, Rochelle Mitchell, Principal Executive Officer of Outdoor Playground, Inc., hereby certify that the financial statements of Outdoor Playground, Inc. included in this Report are true and complete in all material respects.

Rochelle Mitchell

Finance Manager